Exhibit 99.1

Leading Independent Proxy Advisory Firm ISS Recommends HEXO Shareholders Vote FOR the Arrangement Agreement with Tilray Brands

  ISS Concludes the Arrangement Makes Strategic Sense
  No Viable Alternatives for HEXO Other Than the Arrangement with Tilray
  Shareholders Who Have Questions or Need Assistance Voting Should Contact Kingsdale Advisors, by phone at 1-866-581-1489 (North America Toll Free) or 416-623-2516 (Outside North America), or by email at contactus@kingsdaleadvisors.com
  For more information, please visit www.HEXOVOTE.com

GATINEAU, Quebec--(BUSINESS WIRE)--May 26, 2023--HEXO Corp. (TSX: HEXO; NASDAQ: HEXO) (“HEXO” or the “Company”) is pleased to announce that Institutional Shareholder Services Inc. ("ISS"), a leading independent proxy advisory firm, has issued a report recommending that HEXO Shareholders vote FOR the arrangement agreement (the "Arrangement") between HEXO and Tilray Brands, Inc. (“Tilray”).

In reaching its conclusion, ISS noted1:

  “The transaction makes strategic sense as the combination will provide shareholders with the opportunity to continue to hold their investment in the assets of the company as well as participate as shareholders of the purchaser and as shareholders of a larger and more diversified company."
  “The all-share consideration conveys a value transfer per HEXO share of C$1.52 [USD$1.25] which represents a 10.1 percent discount to the unaffected share price, and although potential governance concerns have been raised pertaining to the lack of public disclosure relating to any strategic review process, elevated change of control payments and termination fee arrangements, and reasonable concerns may exist that the offer could fail to capture the value of the company which would be discovered in a competitive bidding process, the risks and benefits of the transaction appear to have been appropriately weighed against the company's only likely alternative, being the status quo.”
  “On balance, and in light of the reasonable strategic rationale, company's financial going concern issues, liquidity concerns, and non-approval risk associated with the arrangement, shareholder approval of this resolution is warranted.”

Arrangement Agreement with Tilray

Under the terms of the Arrangement Agreement, Tilray will acquire all of the issued and outstanding common shares of the Company (the “Company Shares”). HEXO Shareholders will receive 0.4352 of a share of Tilray common stock (“Tilray Shares”) in exchange for each whole Company Share held.

YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF SHARES YOU OWN

Shareholders are encouraged to vote in advance of the proxy cut-off time of 4:00 p.m. (EDT) on June 12, 2023, in accordance with the instructions accompanying the form of proxy or voting instruction form mailed to Shareholders together with the Circular. Further details and voting instructions can be found in the Circular or at www.HEXOVOTE.com.

To keep current with and obtain information about voting your Company Shares, please visit www.HEXOVOTE.com.

HEXO’s Board of Directors and the special committee of the Board comprised solely of independent directors of the Company, unanimously recommend that Shareholders vote FOR the Arrangement at the Meeting. The Board and the Special Committee have determined that the Arrangement, as well as the previously announced and concurrently signed Waiver and Amendment Agreement entered into by the Company and Tilray are in the best interests of the Company and that the Arrangement is fair to Shareholders.

Vote FOR the special resolution approving the Arrangement with Tilray

The Board reminds all shareholders to vote well in advance of the proxy cut-off time of 4:00 p.m. (EDT) on June 12, 2023.

The Company has retained Kingsdale Advisors to act as strategic shareholder advisor and proxy solicitation agent, and Kingsdale Advisors is available to answer information requests from Shareholders with regard to shareholder approval of the Arrangement and related matters.

Communications with Kingsdale Advisors may be made by telephone at 1-866-581-1489 toll-free in North America or at 416-623-2516 outside of North America, or by email at contactus@kingsdaleadvisors.com.

About HEXO Corp.

HEXO is an award-winning licensed producer of premium products for the global cannabis market. HEXO delivers a thoughtfully curated portfolio of both recreational and therapeutic cannabis products that inspire customer loyalty. HEXO’s brands include HEXO, Redecan, Original Stash, Bake Sale and T 2.0, as well as medical cannabis products.

HEXO’s world-class Canadian grow sites are unmatched in size, technological advantage and yield of high-quality cannabis, driving innovation through every step of the process. HEXO operates three major grow sites in Ontario and Québec, including one of the largest growth facilities in North America. HEXO Corp. is a publicly traded company under the tickers (TSX: HEXO) and (NASDAQ: HEXO).

Forward-Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“Forward-Looking Statements”). Forward-Looking Statements relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “likely”, “may”, “plan”, “seek”, “should”, “will” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements with respect to the Arrangement, including the expected timing of closing and various steps to be completed in connection with the Arrangement, statements with respect to the impact of the Arrangement on the value of the Tilray Shares, and other statements that are not historical facts.

Forward-Looking Statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements. There can be no assurance that such Forward-Looking Statements will prove to be accurate. Such Forward-Looking Statements are based on numerous assumptions, including assumptions regarding the ability to complete the Arrangement on the contemplated terms, that the conditions precedent to closing of the Arrangement can be satisfied, and assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company operates.

Although the Company believes that the Forward-Looking Statements in this news release are based on certain expectations and assumptions that are current, reasonable and complete, these statements are by their nature based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company or Tilray to be materially different from any future results, performance or achievements expressed or implied by the Forward-Looking Statements. Forward-looking statements are subject to a variety of risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by forward-looking statements, including, without limitation: there can be no certainty that the Arrangement will be completed and, if the Arrangement is not completed, the Company will be confronted with immediate or near term default under the Amended Senior Secured Note and there may be a significant decline in the trading value of the Company Shares; Shareholders will receive a fixed number of Tilray Shares which will not be adjusted to reflect any change in the market value of the Tilray Shares or Company Shares prior to the closing of the Arrangement; the Company will incur costs even if the Arrangement is not completed and may have to pay a company termination fee or a reimbursement fee to Tilray; while the Arrangement is pending, the Company is restricted from taking many actions; there can be no assurance that the anticipated benefits of the Arrangement will be realized as forecasted, including that the integration of Tilray and the Company will occur as planned and/or that any potential synergies will be achieved; the Company will not continue as a public company and potential opportunity for growth will be eliminated; the Arrangement may divert the attention of the Company’s management; the Company’s business relationships may be subject to disruption due to uncertainty associated with the Arrangement; Shareholders interest in the Company’s business will be diluted; the business of Tilray after completion of the Arrangement will be subject to the risks currently affecting the businesses of Tilray and the Company; certain third parties may have the right to terminate their contracts, agreements or other arrangements with the Company as a result of the change of control of the Company that would occur upon completion of the Arrangement and therefore Tilray may not have the full benefit of the rights and assets it is seeking to acquire through its acquisition of the Company pursuant to the Arrangement; and general business, economic, competitive, political, regulatory and social uncertainties, including uncertainty related to the cannabis markets.

Forward-Looking Statements should not be read as guarantees of future performance or results. Readers are cautioned not to place undue reliance on these Forward-Looking Statements, which speak only as of the date of this press release. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these Forward-Looking Statements. Important factors that could cause actual results to differ from these Forward-Looking Statements are included in the “Risk Factors” section of the Company’s Annual Information Form, as supplemented by the “Risks and Uncertainties” section of the Company’s Management Discussion and Analysis for the three and six months ended January 31, 2023 (“Q2 2023 MD&A”).

Readers are further cautioned that the lists of factors enumerated in the “Risk Factors” section of the Company’s Annual Information Form and the “Risks and Uncertainties” section of the Q2 2023 MD&A that may affect future results are not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and potential events and should not rely on the Company’s Forward-Looking Statements to make decisions with respect to the Company. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any Forward-Looking Statements as a result of new information or future events, or for any other reason.

1 Permission to use quotations neither sought nor obtained from ISS

Contacts

For media or investor inquiries:
invest@hexo.com